Filed Pursuant to Rule 433
Registration No. 333-213335-05

Entergy Texas, Inc.
$150,000,000
First Mortgage Bonds,
3.45% Series due December 1, 2027
Final Terms and Conditions
November 14, 2017

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 14, 2017

Settlement Date (T+3)(2):	November 17, 2017

Principal Amount:	$150,000,000

Interest Rate:	3.45%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2018

Final Maturity Date:	December 1, 2027

Optional Redemption Terms:	Make-whole call at any time prior to September 1, 2027 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	2.25% due November 15, 2027

Spread to Benchmark Treasury:	110 bps

Benchmark Treasury Price:	9827

Benchmark Treasury Yield:	2.381%

Re-offer Yield:	3.481%

Price to Public:	99.738% of the principal amount

Net Proceeds Before Expenses:	$148,632,000

CUSIP / ISIN:	29365T AF1 / US29365TAF12

Joint Book-Running Managers:	Barclays Capital Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC
TD Securities (USA) LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about November 17, 2017, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1- 888-603-5847 or (ii) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.